November 22, 2010

Via Facsimile (703) 813-6981 and

Edgar Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Mr. Matthew Crispino

Re:	Registration Statement on Form S-3 of RadiSys Corporation
Registration No. 333-170148

Dear Mr. Crispino:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, RadiSys Corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3, as amended by Amendment No.1 on Form S-3/A (Reg. No. 333-170148), at 4:00 p.m., Eastern time, on November 24, 2010, or as soon thereafter as is practicable.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RADISYS CORPORATION

By:	/s/ Brian J. Bronson
Brian J. Bronson Chief Financial Officer

cc:     Amar Budarapu, Baker & McKenzie LLP

RadiSys Corporation

5445 NE Dawson Creek Drive

Hillsboro, OR 97124

Tel: (503) 615-1100

Fax: (503) 615-1150

www.radisys.com